Exhibit 99.1

MAKEMYTRIP LIMITED ANNOUNCES FISCAL 2017 THIRD QUARTER RESULTS

Financial Highlights for Fiscal 2017 Third Quarter

(Year over Year (YoY) growth % is on constant currency basis(1); please see table below for YoY growth % on actual basis)

•	Transactions for MMT India(6) Standalone Hotels booked Online increased by 105.3% YoY in 3Q17 and MMT India(6) Standalone Hotels booked on Mobile increased by 149.8% YoY in 3Q17. Our MMT India(6) Standalone online hotels business represented over 92% of all Hotels and packages transactions.

•	Revenue increased by 41.5% YoY in 3Q17.

•	Revenue less service costs(2) increased 80.8% YoY in 3Q17. (Also refer discussion in section “Fiscal 2017 Third Quarter Financial Results”)

Gurgaon, India and New York, January 31, 2017 — MakeMyTrip Limited (Nasdaq: MMYT), India’s leading online travel company, today announced its unaudited financial and operating results for its fiscal quarter ended December 31, 2016.

“MakeMyTrip’s strong fiscal third quarter financial performance was the result of strong business momentum driven by our commitment to innovation and customer satisfaction.” said Deep Kalra, Group Chairman and Group CEO. “As a result of our customer centric strategy, we’ve been able to deliver share gains, especially within the domestic hotels segment. With the completion of the merger transaction with the ibibo group, we are now well poised to further accelerate the shift towards online bookings for the largely offline hotels market in India.”

(in thousands except EPS)	3 months Ended December 31, 2015	3 months Ended December 31, 2016	YoY Change	YoY Change in constant currency(1)
Financial Summary as per IFRS
Revenue	$88,899.0	$123,248.0	38.6%	41.5%
Results from Operating Activities	($17,053.0)	($3,145.0)
Profit (Loss) for the period	($19,470.0)	$16,556.0
Diluted Earnings (loss) per share	($0.47)	$0.31

Financial Summary as per non-IFRS measures
Revenue Less Service Costs(2)	$43,202.0	$76,545.0	77.2%	80.8%
Air Ticketing	$17,718.0	$38,216.0	115.7%	120.3%
Hotels & Packages	$23,860.0	$35,472.0	48.7%	51.6%
Other	$1,624.0	$2,857.0	75.9%	79.4%
Adjusted Operating Profit (Loss)(3)	($13,472.0)	$1,322.0
Adjusted Net Loss (4)	($14,797.0)	($5,894.0)
Adjusted Diluted loss per share(4)	($0.36)	($0.12)

Operating Metrics
Gross Bookings(5)	$462,131.4	$560,744.3	21.3%	24.0%
Air Ticketing	$312,159.9	$378,172.1	21.1%	23.9%
Hotels & Packages	$149,971.5	$182,572.2	21.7%	24.1%
Number of Transactions
Air Ticketing	1,773.8	2,319.1	30.7%
Hotels & Packages	847.9	1,507.4	77.8%
MMT India(6) Standalone Hotels (Transactions)
Standalone Hotels booked Online(7)	677.9	1,392.0	105.3%
Standalone Hotels booked on Mobile	410.3	1,024.9	149.8%

(1)	Constant currency refers to our financial results assuming constant foreign exchange rates for the current fiscal period based on the reporting for the historical average rate used in the prior year’s comparable fiscal period.
(2)	Represents IFRS revenue after deducting service costs. IFRS refers to International Financial Reporting Standards as issued by the International Accounting Standards Board.
(3)	Results from operating activities excluding employee share-based compensation costs, income on license acquired, merger and acquisitions related expenses and amortization of acquisition related intangibles.
(4)	Profit (Loss) for the period excluding employee share-based compensation costs, income on license acquired, merger and acquisitions related expenses, amortization of acquisition related intangibles, net change in fair value of derivative instrument, impairment in respect of an equity accounted investee, share of loss of equity-accounted investees, net change in value of financial liability in business combination, interest expense on financial liabilities measured at amortized cost and income tax expense.
(5)	Represents the total amount paid by our customers for the travel services and products booked through us, including taxes, fees and other charges, net of cancellations, discounts and refunds.
(6)	MMT India refers to our Indian subsidiary “MakeMyTrip (India) Private Limited”.
(7)	Standalone Hotels Booked Online include Standalone Hotels Booked on Mobile in addition to bookings on Desktops and laptops.

Please see “About Non-IFRS Financial Measures” included within this release to understand the importance of the financial measures set forth in notes (1) to (7) above. Reconciliations of IFRS financial measures to non-IFRS operating results are included at the end of this release.

Other information

Share Repurchase

The following table provides information about purchases made by us during the periods presented of our outstanding ordinary shares, par value USD 0.0005 per share:

Period	(a) Total Number of Shares Purchased	(b) Average Price Paid per Share(2)		(c) Total Number of Shares Purchased as Part of Publicly Announced Plans or Programs	(d) Maximum Number (or Approximate Dollar Value) of Shares that May Yet Be Purchased Under the Plans or Programs(1)
Up to 03/31/16	828,599		$14.48	828,599	$138,007,966
04/01/16 – 04/30/16	NIL	$	NIL	NIL	$138,007,966
05/01/16 – 05/31/16	24,050		$14.48	24,050	$137,659,670
06/01/16 – 06/30/16	120,081		$14.16	120,081	$135,959,658
07/01/16 – 07/31/16	NIL	$	NIL	NIL	$135,959,658
08/01/16 – 08/31/16	NIL	$	NIL	NIL	$135,959,658
09/01/16 – 09/30/16	NIL	$	NIL	NIL	$135,959,658
10/01/16 – 10/31/16	NIL	$	NIL	NIL	$135,959,658
11/01/16 – 11/30/16	NIL	$	NIL	NIL	$135,959,658
12/01/16 – 12/31/16	NIL	$	NIL	NIL	$135,959,658

Total	972,730		$14.43	972,730	$135,959,658

(1)	On November 6, 2012, our Board of Directors authorized the Company to purchase our outstanding ordinary shares, par value $0.0005 per share, of the Company. The authorization permits us to purchase our ordinary shares in the open market, in privately negotiated transactions or otherwise in an aggregate amount of up to $25 million. Further, on January 22, 2016, our Board of Directors authorized the Company to increase the share repurchase plan to an amount aggregating up to US$150 million at a price per Ordinary Share not exceeding US$21.50 until November 30, 2021. As of December 31, 2016, we had remaining authority to repurchase up to approximately $136.0 million of our outstanding ordinary shares.
(2)	The average price paid per share excludes broker and transaction fees.

Material Recent Developments Since December 31, 2016

On October 18, 2016, MakeMyTrip announced that it had entered into a Transaction Agreement with MIH Internet SEA Private Limited (“Parent”) and, solely for the purposes of Article XIII thereof, MIH B2C Holdings B.V., providing for, among other things, the acquisition of ibibo Group Holdings (Singapore) Pte. Ltd (“ibibo Group”), together with certain other transactions contemplated thereby (collectively, the “Transaction”). On January 31, 2017, MakeMyTrip completed its merger with ibibo Group. In connection with the completion of the Transaction, Parent contributed its pro rata share of consolidated net working capital of approximately $82.8 million in cash to MakeMyTrip at completion (which is subject to adjustments after completion). Parent also exercised its option to purchase 413,035 new ordinary shares of MakeMyTrip at $21.19 per share for a total cash consideration of $8.75 million.

Our unaudited financial and operating results for the fiscal quarter ended December 31, 2016 and for the relevant portion of our fiscal 2017 fourth quarter will not give effect to the acquisition of the ibibo Group. In light of the completion of the Transaction which we announced today and other customary factors, our unaudited financial and operating results for the fiscal quarter ended December 31, 2016 or for any other prior periods (whether audited or unaudited) do not necessarily indicate results expected for any future period.

Fiscal 2017 Third Quarter Financial Results

Revenue. We generated revenue of $123.2 million in the quarter ended December 31, 2016, an increase of 38.6% (an increase of 41.5% in constant currency) over revenue of $88.9 million in the quarter ended December 31, 2015.

Air Ticketing. Our revenue and revenue less service costs increased by 115.7% (120.3% in constant currency) to $38.2 million in the quarter ended December 31, 2016 from $17.7 million in the quarter ended December 31, 2015. In the quarter ended December 31, 2016, we recognized incremental revenue of $9.2 million based on quarterly evaluation of trends of refund rights exercised by our customers along with a change in the estimate for provisions for cancelled tickets pursuant to confirmation from vendors. Net revenue margin (defined as revenue less service cost as a percentage of gross bookings) for the quarter was 10.1% and excluding the incremental revenue would have been 7.8% compared to 6.9% in the previous quarter. Excluding incremental revenue, revenue and revenue less service costs increased by 63.6% (67.3% in constant currency). This was primarily due to improved margins from lower average fares as well as a 30.7% year on year increase in the number of transactions. Air ticketing transactions and gross bookings growth in the third quarter of fiscal year 2017 was largely driven by the expansion of the travel market in India due to increased domestic travel from lower airfares, increased seat capacity in the air travel market and the expansion of the Indian economy.

Hotels and Packages. Revenue from our hotels and packages business increased by 18.1% (20.5% in constant currency) to $82.2 million in the quarter ended December 31, 2016, from $69.6 million in the quarter ended December 31, 2015. Our revenue less service costs increased by 48.7% (51.6% in constant currency) to $35.5 million in the quarter ended December 31, 2016 from $23.9 million in the quarter ended December 31, 2015. This was due to an increase in gross bookings of 21.7% (24.1% in constant currency), a 77.8% increase in the number of transactions year over year and an increase in net revenue margin from 15.9% in the quarter ended December 31, 2015 to 19.4% in the quarter ended December 31, 2016. The increased margin in the quarter ended December 31, 2016 was due to better negotiated rates and higher performance linked and other incentives from our vendors. The year-on-year transaction growth in this segment was due to strong growth in our standalone hotel booking business as we continued to pursue a strategy to gain market share.

Other Revenue. Our other revenue increased to $2.9 million in the quarter ended December 31, 2016 from $1.6 million in the quarter ended December 31, 2015, primarily due to an increase in facilitation fees on travel insurance in line with the increase in air tickets business.

Total Revenue less Service Costs. Our total revenue less service costs increased by 77.2% (80.8% in constant currency) to $76.5 million in the quarter ended December 31, 2016 from $43.2 million in the quarter ended December 31, 2015, primarily as a result of a 48.7% (51.6% in constant currency) increase in our hotels and packages revenue less service costs and a 115.7% (120.3% in constant currency) increase in our air ticketing revenue less service costs.

Personnel Expenses. Personnel expenses increased by 12.0% to $13.7 million in the quarter ended December 31, 2016 from $12.2 million in the quarter ended December 31, 2015. This increase was partially on account of an annual increase in wages in fiscal year 2017. Excluding employee share-based compensation costs, personnel expenses as a percentage of net revenue decreased by 6.7% year over year.

Marketing and sales promotion expenses. Marketing and sales promotion expenses increased by 53.8% to $44.5 million in the quarter ended December 31, 2016 from $29.0 million in the quarter ended December 31, 2015, primarily as a result of significant customer inducement/acquisition programs expenses incurred along with an increase in brand advertisement expenses and mobile application download and referral cost that we incurred in the quarter ended December 31, 2016. The customer inducement/acquisition expenses are primarily incentives given to customers for accelerating growth in our standalone hotel booking business.

Other Operating Expenses. Other operating expenses increased by 8.5% to $18.2 million in the quarter ended December 31, 2016 from $16.8 million in the quarter ended December 31, 2015, primarily as a result of an increase of $1.5 million in legal and professional expenses in the quarter ended December 31, 2016. Other operating expenses include merger and acquisition related expenses of $1.3 million in the quarter ended December 31, 2016 whereas no such expenses were incurred in the quarter ended December 31, 2015. Merger and acquisition related expenses comprised of legal and professional expenses and certain other expenses associated with an acquisition and certain non-routine transactions, whether or not such transactions were consummated in the quarter.

Results from Operating Activities. As a result of the foregoing factors, our results from operating activities was a loss of $3.1 million in the quarter ended December 31, 2016 as compared to a loss of $17.1 million in the quarter ended December 31, 2015. Excluding the effects of our employee share-based compensation costs, amortization of acquisition related intangibles for both quarters ended December 31, 2016 and 2015, merger and acquisitions related expenses for the quarter ended December 31, 2016, we would have recorded an operating profit of $1.3 million in the quarter ended December 31, 2016 as compared with an operating loss of $13.5 million in the quarter ended December 31, 2015.

Net Finance Income (Cost). Our net finance income was $20.1 million in the quarter ended December 31, 2016 as compared to a net finance cost of $1.5 million in the quarter ended December 31, 2015, primarily due to the net gain on fair value of derivative financial instrument of $27.9 million which was partially offset by deferred difference amortized cost of $5.3 million recognized on conversion of convertible notes in the quarter ended December 31, 2016.

Profit (Loss) for the period. As a result of the foregoing factors, our profit for the quarter ended December 31, 2016 was $16.6 million as compared to a loss of $19.5 million in the quarter ended December 31, 2015. Excluding the effects of employee share-based compensation costs, amortization of acquisition related intangibles, share of loss of equity-accounted investees, and income tax expense for both quarters ended December 31, 2016 and 2015; merger and acquisitions related expenses, net change in fair value of derivative instrument, interest expense on financial liabilities measured at amortized cost for the quarter ended December 31, 2016 and net change in value of financial liability related to business combination, for the quarter ended December 31, 2015, we would have recorded a net loss of $5.9 million in the quarter ended December 31, 2016 and a net loss of $14.8 million in the quarter ended December 31, 2015.

Diluted Earnings (Loss) per share. Diluted earnings per share was $0.31 for the quarter ended December 31, 2016 as compared to diluted loss per share of $0.47 in the quarter ended December 31, 2015. After adjusting for employee share-based compensation costs, amortization of acquisition related intangibles, share of loss of equity-accounted investees, income tax expense for both quarters ended December 31, 2016 and 2015, merger and acquisitions related expenses, and net change in fair value of derivative instrument, interest expense on financial liabilities measured at amortized cost for the quarter ended December 31, 2016; net change in value of financial liability related to business combination, for the quarter ended December 31, 2015, diluted loss per share would have been $0.12 in the quarter ended December 31, 2016, compared to diluted loss per share of $0.36 in the quarter ended December 31, 2015.

Liquidity. As of December 31, 2016, the balance of cash and cash equivalents and term deposits on our balance sheet was $153.8 million.

Guidance

In light of the completion of our merger with ibibo Group which we announced today, we will not be providing a net revenue growth outlook for the remainder of fiscal 2017 in this release. Similarly, our prior guidance is no longer relevant in light of such announcement. We expect to resume providing annual net revenue growth guidance in our fiscal 2017 fourth quarter earnings release, which will include the consolidated financial results of the ibibo Group for the months of February and March 2017.

Conference Call

MakeMyTrip will host a conference call to discuss the company’s results for the quarter ended December 31, 2016 beginning at 10:00 a.m. EST on January 31, 2017. To participate, please dial + 1-(844)-883-3862 from within the U.S. or +1-(574)-990-9829 from any other country. Thereafter, callers will be prompted to enter the participant passcode 58207081. A live webcast of the conference call will also be available through the Investor Relations section of the company’s website at http://investors.makemytrip.com.

A telephonic replay of the conference call will be available for one month by dialing +1-(855)-859-2056 and using passcode 58207081. A one month replay of the live webcast will also be available at http://investors.makemytrip.com, shortly following the conclusion of the call.

About Non-IFRS Financial Measures

As certain parts of our revenues are recognized on a “net” basis and other parts of our revenue are recognized on a “gross” basis, we evaluate our financial performance based on revenue less service costs, which is a non-IFRS measure, as we believe that revenue less service costs reflects more accurately the value addition of the travel services that we provide to our customers. The presentation of this non-IFRS information is not meant to be considered in isolation or as a substitute for our consolidated financial results prepared in accordance with IFRS as issued by the IASB. Our revenue less service costs may not be comparable to similarly titled measures reported by other companies due to potential differences in the method of calculation.

Constant currency results are financial measures that are not in accordance with IFRS, and assume constant currency exchange rates used for translation based on the rates in effect during the comparable period in the prior fiscal year.

The Company believes that adjusted operating profit (loss), adjusted net income (loss) and change in constant currency are useful in measuring the results of the Company. The IFRS measures most directly comparable to adjusted operating profit (loss) and adjusted net income (loss) are results from operating activities and profit (loss) for the period, respectively. The Company believes that adjustments to these IFRS measures (including employee stock compensation costs, expenses such as amortization of acquisition related intangibles (including trade name, customer relationship and non-compete), merger and acquisition related expenses, share of loss of equity-accounted investees, net change in the fair value of derivative financial instruments, interest expense on financial liabilities measured at amortized cost, net change in value of financial liability related to business combination, income on license acquired, impairment in respect of an equity accounted investee and income tax expense) provide investors and analysts a more accurate representation of the Company’s operating results.

A limitation of using adjusted operating profit (loss) and adjusted net profit (loss) versus operating profit (loss) and net profit (loss) calculated in accordance with IFRS as issued by the IASB is that these non-GAAP financial measures exclude a recurring cost, namely share-based compensation. Management compensates for this limitation by providing specific information on the IFRS amounts excluded from adjusted operating profit (loss) and adjusted net profit (loss).

Safe Harbor Statement

This release contains certain statements concerning the Company’s future growth prospects and forward-looking statements, including statements regarding the benefits of the acquisition of the ibibo Group by the Company, as defined in the safe harbor provisions of the U.S. Private Securities Litigation Reform Act of 1995. These forward-looking statements are based on the Company’s current expectations, assumptions, estimates and projections about the Company and its industry. These forward-looking statements are subject to various risks and uncertainties. Generally, these forward-looking statements can be identified by the use of forward-looking terminology such as “anticipate,” “believe,” “estimate,” “expect,” “intend,” “will,” “project,” “seek,” “should” and similar expressions. Such statements include, among other things, quotations from management as well as MakeMyTrip’s (MMYT) strategic and operational plans. Forward-looking statements involve inherent risks and uncertainties. A number of important factors could cause actual results to differ materially from those contained in any forward-looking statement. Potential risks and uncertainties include, but are not limited to, the slow-down of economic growth in India and the global economic downturn, general declines or disruptions in the travel industry, the inability to successfully integrate the businesses of MMYT and ibibo Group within the anticipated timeframe or at all, the risk that the acquisition will disrupt current plans and operations, increase operating costs and the potential difficulties in customer or supplier loss and employee retention as a result of the acquisition, the inability to recognize the anticipated benefits of the combination of MMYT and ibibo Group, including the realization of revenue and cost synergy benefits within the anticipated timeframe or at all, volatility in the trading price of MMYT’s shares, MMYT’s reliance on its relationships with travel suppliers and strategic alliances, failure to further increase MMYT’s brand recognition to obtain new business partners and consumers, failure to compete against new and existing competitors, failure to successfully manage current growth and potential future growth, risks associated with any strategic investments or acquisitions, seasonality in the travel industry in India and overseas, failure to successfully develop MMYT’s corporate travel business, damage to or failure of MMYT’s infrastructure and technology, loss of services of MMYT’s key executives, and inflation in India and in other countries. These and other factors are more fully discussed in the “Risk Factors” section of MMYT’s 20-F dated June 14, 2016, filed with the United States Securities and Exchange Commission. All information provided in this release is provided as of the date of issuance of this release, and MMYT does not undertake any obligation to update any forward-looking statement, except as required under applicable law.

About MakeMyTrip Limited

MakeMyTrip Limited is the parent company of MakeMyTrip (India) Private Limited, India’s largest online travel company, MakeMyTrip Inc. (USA), MakeMyTrip FZ LLC (UAE), Luxury Tours & Travel Pte Ltd (Singapore), Luxury Tours (Malaysia) Sdn Bhd, the Hotel Travel Group (Thailand) and the ITC Group (Thailand). The Company’s services and products include air tickets, customized holiday packages, hotel bookings, railway tickets, bus tickets, car hire and facilitating access to travel insurance. Through its primary websites, www.makemytrip.com, www.hoteltravel.com and www.easytobook.com and other technology-enhanced platforms, the Company provides access to all major domestic full-service and low-cost airlines operating to and from India, all major airlines operating to and from India, over 34,000 hotels and guesthouses in India, more than 240,000 hotels outside India, Indian Railways and several major Indian bus operators.

For more details, please contact:

Jonathan Huang

Vice President - Investor Relations

MakeMyTrip Limited

+1 (917) 769-2027

Jonathan.Huang@makemytrip.com

MAKEMYTRIP LIMITED

CONDENSED CONSOLIDATED STATEMENT OF FINANCIAL POSITION

(UNAUDITED)

(Amounts in USD thousands)

	As at March 31, 2016	As at December 31, 2016
Assets
Property, plant and equipment	10,285	10,637
Intangible assets and goodwill	34,886	34,161
Trade and other receivables, net	946	988
Investment in equity-accounted investees	16,713	16,078
Other investments	6,690	6,050
Term deposits	20,757	20,153
Non-current tax assets	13,162	14,602
Other non-current assets	15,549	11,407

Total non-current assets	118,988	114,076

Inventories	527	204
Current tax assets	69	127
Trade and other receivables, net	28,222	28,456
Term deposits	148,555	68,878
Other current assets	51,194	37,137
Cash and cash equivalents	53,434	64,815

Total current assets	282,001	199,617

Total assets	400,989	313,693

Equity

Share capital	21	26
Share premium	248,732	405,164
Reserves	(5,817)	1,121
Accumulated deficit	(188,217)	(225,528)
Share based payment reserve	37,903	39,583
Foreign currency translation reserve	(15,013)	(16,136)

Total equity attributable to equity holders of the Company	77,609	204,230
Non-controlling interest	—	142

Total equity	77,609	204,372

Liabilities
Loans and borrowings	195,283	479
Employee benefits	1,641	2,223
Deferred revenue	1,407	593
Deferred tax liabilities	203	170
Other non-current liabilities	770	350

Total non-current liabilities	199,304	3,815

Bank overdraft	7,161	—
Loans and borrowings	2,017	194
Trade and other payables	110,296	96,270
Deferred revenue	2,085	2,115
Other current liabilities	2,517	6,927

Total current liabilities	124,076	105,506

Total liabilities	323,380	109,321

Total equity and liabilities	400,989	313,693

MAKEMYTRIP LIMITED

CONDENSED CONSOLIDATED STATEMENT OF PROFIT OR LOSS AND OTHER COMPREHENSIVE INCOME (LOSS)

(UNAUDITED)

(Amounts in USD thousands, except per share data and share count)

	For the three months ended December 31,		For the nine months ended December 31,
	2015	2016	2015	2016
Revenue
Air ticketing	17,718	38,216	55,977	85,652
Hotels and packages	69,557	82,175	187,357	235,374
Other revenue	1,624	2,857	4,720	6,557

Total revenue	88,899	123,248	248,054	327,583

Other income	—	93	1,014	299

Service cost
Procurement cost of hotel and packages services	45,697	46,703	128,730	138,974
Cost of air tickets coupon	—	—	1,770	—
Personnel expenses	12,189	13,652	37,241	41,036
Marketing and sales promotion expenses	28,961	44,552	56,003	145,589
Other operating expenses	16,771	18,202	51,064	54,290
Depreciation and amortization	2,334	3,377	6,589	8,064

Results from operating activities	(17,053)	(3,145)	(32,329)	(60,071)

Finance income	124	28,522	934	44,565
Finance costs	1,603	8,381	4,814	20,295

Net finance income (costs)	(1,479)	20,141	(3,880)	24,270

Impairment in respect of an equity accounted investee	—	—	(959)	—
Share of loss of equity-accounted investees	(908)	(388)	(1,376)	(1,225)

Profit (Loss) before tax	(19,440)	16,608	(38,544)	(37,026)
Income tax expense	(30)	(52)	(81)	(179)

Profit (Loss) for the period	(19,470)	16,556	(38,625)	(37,205)

Other comprehensive income (loss)
Items that are or may be reclassified subsequently to profit or loss:
Foreign currency translation differences on foreign operations	542	(770)	(1,541)	(1,123)
Net change in fair value of available-for-sale financial assets	(11)	(724)	482	(640)

	531	(1,494)	(1,059)	(1,763)

Items that will never be reclassified subsequently to profit or loss:
Remeasurement of defined benefit (asset) liability	—	—	(75)	(173)

Other comprehensive income (loss) for the period, net of tax	531	(1,494)	(1,134)	(1,936)

Total comprehensive income (loss) for the period	(18,939)	15,062	(39,759)	(39,141)

Income (Loss) attributable to:
Owners of the Company	(19,470)	16,556	(38,601)	(37,205)
Non-controlling interest	—	—	(24)	—

Income (Loss) for the period	(19,470)	16,556	(38,625)	(37,205)

Total comprehensive Income (loss) attributable to:
Owners of the Company	(18,939)	15,062	(39,720)	(39,141)
Non-controlling interest	—	—	(39)	—

Total comprehensive Income (loss) for the period	(18,939)	15,062	(39,759)	(39,141)

Earnings (Loss) per share (in USD)
Basic	(0.47)	0.33	(0.92)	(0.84)
Diluted	(0.47)	0.31	(0.92)	(0.84)

Weighted average number of shares
Basic	41,509,080	49,752,168	41,734,395	44,342,857
Diluted	41,509,080	52,852,806	41,734,395	44,342,857

MAKEMYTRIP LIMITED

CONDENSED CONSOLIDATED STATEMENT OF CHANGES IN EQUITY

(UNAUDITED)

(Amounts in USD thousands)

	Attributable to equity holders of the Company
	Share Capital	Share Premium	Reserve for Own Shares	Fair Value Reserves	Accumulated Deficit	Share Based Payment Reserve	Foreign Currency Translation Reserve	Total	Non- Controlling Interest	Total Equity
Balance as at April 1, 2016	21	248,732	(7,578)	1,761	(188,217)	37,903	(15,013)	77,609	—	77,609
Total comprehensive income (loss) for the period
Loss for the period	—	—	—	—	(37,205)	—	—	(37,205)	—	(37,205)

Other comprehensive income (loss)
Foreign currency translation differences	—	—	—	—	—	—	(1,123)	(1,123)	—	(1,123)
Net change in fair value of available-for-sale financial assets	—	—	—	(640)	—	—	—	(640)	—	(640)
Remeasurement of defined benefit (asset) liabilty	—	—	—	—	(173)	—	—	(173)	—	(173)

Total other comprehensive income (loss)	—	—	—	(640)	(173)	—	(1,123)	(1,936)	—	(1,936)

Total comprehensive income (loss) for the period	—	—	—	(640)	(37,378)	—	(1,123)	(39,141)	—	(39,141)

Transactions with owners, recorded directly in equity
Contributions by owners
Share-based payment	—	—	—	—	—	9,041	—	9,041	142	9,183
Issue of ordinary shares on exercise of share based awards	—	7,332	—	—	—	(7,294)	—	38	—	38
Transfer to accumulated deficit on expiry of share based awards	—	—	—	—	67	(67)	—	—	—	—

Own shares acquired	—	—	(2,050)	—	—	—	—	(2,050)	—	(2,050)
Re-issue of own shares upon conversion of convertible notes	—	999	9,628	—	—	—	—	10,627	—	10,627
Shares issued upon conversion of convertible notes	5	148,101	—	—	—	—	—	148,106	—	148,106

Total transactions with owners	5	156,432	7,578	—	67	1,680	—	165,762	142	165,904

Balance as at December 31, 2016	26	405,164	—	1,121	(225,528)	39,583	(16,136)	204,230	142	204,372

MAKEMYTRIP LIMITED

CONDENSED CONSOLIDATED STATEMENT OF CASH FLOWS

(UNAUDITED)

(Amounts in USD thousands)

	For the nine months ended December 31,
	2015	2016
Loss for the period	(38,625)	(37,205)
Adjustments for non-cash items	23,290	(5,644)
Change in working capital	(4,690)	(3,237)

Net cash generated from (used in) operating activities	(20,025)	(46,086)

Net cash generated from investing activities	28,031	72,305

Net cash generated from (used in) financing activities	(10,042)	(6,651)

Increase (decrease) in cash and cash equivalents	(2,036)	19,568
Cash and cash equivalents at beginning of the period	49,857	46,273
Effect of exchange rate fluctuations on cash held	(1,296)	(1,026)

Cash and cash equivalents at end of the period	46,525	64,815

MAKEMYTRIP LIMITED

RECONCILIATION OF IFRS TO NON-IFRS FINANCIAL MEASURES

(Unaudited)

(Amounts in USD thousands)

	Three months ended December 31,
	Air ticketing		Hotels and packages		Others		Total
	2015	2016	2015	2016	2015	2016	2015	2016

Revenue as per IFRS	17,718	38,216	69,557	82,175	1,624	2,857	88,899	123,248

Less:
Service cost as per IFRS	—	—	45,697	46,703	—	—	45,697	46,703

Revenue less service cost	17,718	38,216	23,860	35,472	1,624	2,857	43,202	76,545

	Nine months ended December 31,
	Air ticketing		Hotels and packages		Others		Total
	2015	2016	2015	2016	2015	2016	2015	2016

Revenue as per IFRS	55,977	85,652	187,357	235,374	4,720	6,557	248,054	327,583

Less:
Service cost as per IFRS	1,770	—	128,730	138,974	—	—	130,500	138,974

Revenue less service cost	54,207	85,652	58,627	96,400	4,720	6,557	117,554	188,609

Reconciliation of Adjusted Operating Profit (Loss)	For the three months ended December 31,		For the nine months ended December 31,
(Unaudited)	2015	2016	2015	2016
Results from operating activities as per IFRS	(17,053)	(3,145)	(32,329)	(60,071)
Add: Employee share-based compensation costs	3,139	2,738	10,916	9,131
Less: Income on license acquired	—	—	(886)	—
Add: Merger and acquisitions related expenses	—	1,331	178	1,809
Add: Acquisition related intangibles amortization	442	398	1,330	1,199

Adjusted Operating Profit (Loss)	(13,472)	1,322	(20,791)	(47,932)

Reconciliation of Adjusted Net Loss	For the three months ended December 31,		For the nine months ended December 31,
(Unaudited)	2015	2016	2015	2016
Income (Loss) for the period as per IFRS	(19,470)	16,556	(38,625)	(37,205)
Add: Employee share-based compensation costs	3,139	2,738	10,916	9,131
Less: Income on license acquired	—	—	(886)	—
Add: Merger and acquisitions related expenses	—	1,331	178	1,809
Add: Acquisition related intangibles amortization	442	398	1,330	1,198
Add (Less): Net Change in fair value of derivative instrument	—	(27,883)	—	(42,427)
Add: Interest expense on financial liabilities measured at amortised cost	—	526	—	8,210
Add: Share of loss of equity-accounted investees	908	388	1,376	1,225
Add: Impairment in respect of an equity accounted investee	—	—	959	—
Add: Net change in value of financial liability in business combination	154	—	461	2
Add: Income tax expense	30	52	81	179

Adjusted Net Loss	(14,797)	(5,894)	(24,210)	(57,878)

Reconciliation of Adjusted Diluted Earnings (Loss) per Share	For the three months ended December 31,		For the nine months ended December 31,
(Unaudited)	2015	2016	2015	2016
	(in US$)
Diluted Earnings (Loss) per share for the period as per IFRS	(0.47)	0.31	(0.92)	(0.84)
Add: Employee share-based compensation costs	0.08	0.06	0.26	0.21
Less: Income on license acquired	—	—	(0.02)	—
Add: Merger and acquisitions related expenses	—	0.03	0.01	0.04
Add: Acquisition related intangibles amortization	0.01	0.01	0.03	0.03
Add (Less): Net Change in fair value of derivative instrument	—	(0.56)	—	(0.98)
Add: Interest expense on financial liabilities measured at amortised cost	—	0.01	—	0.19
Add: Share of loss of equity-accounted investees	0.01	0.01	0.03	0.03
Add: Impairment in respect of an equity accounted investee	—	—	0.02	—
Add : Net change in value of financial liability in business combination	0.01	—	0.01	—
Add: Income tax expense	—	0.01	—	0.01

Adjusted Diluted Earnings (Loss) per share	(0.36)	(0.12)	(0.58)	(1.31)

(Unaudited)	For the three months ended December 31, 2016
	Revenue				Revenue less service costs
Reported Growth and Constant Currency Growth (YoY)	Air Ticketing	Hotels and packages	Other	Total	Air Ticketing	Hotels and packages	Other	Total
Reported Growth	115.7%	18.1%	75.9%	38.6%	115.7%	48.7%	75.9%	77.2%
Impact of Foreign Currency Translation	4.6%	2.4%	3.5%	2.9%	4.6%	2.9%	3.5%	3.6%

Constant Currency Growth	120.3%	20.5%	79.4%	41.5%	120.3%	51.6%	79.4%	80.8%

	For the nine months ended December 31, 2016
	Revenue				Revenue less service costs
Reported Growth and Constant Currency Growth (YoY)	Air Ticketing	Hotels and packages	Other	Total	Air Ticketing	Hotels and packages	Other	Total
Reported Growth	53.0%	25.6%	38.9%	32.1%	58.0%	64.4%	38.9%	60.4%
Impact of Foreign Currency Translation	5.6%	4.0%	4.8%	4.3%	5.8%	5.2%	4.8%	5.5%

Constant Currency Growth	58.6%	29.6%	43.7%	36.4%	63.8%	69.6%	43.7%	65.9%

MAKEMYTRIP LIMITED

OPERATING DATA (Unaudited)

	For the three months ended December 31,		For the nine months ended December 31,
	2015	2016	2015	2016
	(Amounts in USD thousands, except percentages)
Number of transactions
Air ticketing	1,773.8	2,319.1	5,057.3	6,668.9
Hotels and packages	847.9	1,507.4	1,814.8	4,521.1

Revenue less service cost:
Air ticketing	17,718.0	38,216.0	54,207.0	85,652.0
Hotels and packages	23,860.0	35,472.0	58,627.0	96,400.0
Other revenue	1,624.0	2,857.0	4,720.0	6,557.0

	43,202.0	76,545.0	117,554.0	188,609.0

Gross Bookings
Air ticketing	312,159.9	378,172.1	956,867.1	1,089,245.6
Hotels and packages	149,971.5	182,572.2	407,504.8	530,933.7

	462,131.4	560,744.3	1,364,371.9	1,620,179.3

Net revenue margins
Air ticketing(1)	5.7%	10.1%	5.7%	7.9%
Hotels and packages	15.9%	19.4%	14.4%	18.2%

Combined net revenue margin for air ticketing and hotels and packages(2)	9.0%	13.1%	8.3%	11.2%

(1)	Excluding the incremental revenue as mentioned in the “Fiscal 2017 Third Quarter Financial Results” section above, the net revenue margin for air ticketing would be 7.8% for the three months ended December 31, 2016 and 7.0% for the nine months ended December 31, 2016.
(2)	Excluding the incremental revenue as mentioned in the “Fiscal 2017 Third Quarter Financial Results” section above, the combined net revenue margin for air ticketing and hotels and packages would be 11.6% for the three months ended December 31, 2016 and 10.7% for the nine months ended December 31, 2016.